Exhibit 12(e)
KENTUCKY UTILITIES COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2015	2014	2013	2012	2011
Earnings, as defined:
Income Before Income Taxes	$374	$355	$360	$215	$282
Adjustment to reflect earnings from
equity method investments on a cash
basis (a)	(1)	(1)	(1)	33	(1)
	373	354	359	248	281

Total fixed charges as below	86	80	73	72	73

Total earnings	$459	$434	$432	$320	$354

Fixed charges, as defined:
Interest charges (b)	$82	$77	$70	$69	$70
Estimated interest component of
operating rentals	4	3	3	3	3

Total fixed charges	$86	$80	$73	$72	$73

Ratio of earnings to fixed charges	5.3	5.4	5.9	4.4	4.8

(a)	Includes other-than-temporary impairment loss of $25 million in 2012.
(b)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

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